UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2026

Peter Trpkovski
Chief Financial Officer
Century Aluminum Company
One South Wacker Drive, Suite 1000
Chicago, IL 60606

Re: Century Aluminum Company
Form 10-K for the Fiscal Year Ended December 31, 2024
Form 10-Q for the Quarterly Period Ended September 30, 2025
Response dated February 17, 2026
File No. 001-34474

Dear Peter Trpkovski:

We have reviewed your February 17, 2026 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 14, 2026 letter.

Form 10-K for the Fiscal Year Ended December 31, 2024

Notes to the Consolidated Financial Statements
Note 2. Acquisition of Jamalco, page 64

1. We have considered your response to prior comment 1. Given the quantitative significance and pervasiveness of the errors in the financial statements and that full consolidation of the Production Assets you control represents a significant change from how you previously consolidated only your proportional interest in the Production Assets, among other factors, we disagree with your conclusion that the error was immaterial. Accordingly, we continue to believe that your previously issued consolidated financial statements are materially misstated and, therefore, should be restated.

Please contact Beverly Singleton at 202-551-3328 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing